UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Birner Dental Management Services, Inc.
(Name of Issuer)

Common Stock, no par value per share
(Title of Class of Securities)

091283200
(CUSIP Number)

MARK A. BIRNER, DDS
2325 E. 7th Avenue Parkway
Denver, Colorado 80206
(303) 929-4027
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 9, 2016
(Date of Event Which Requires Filing of This Statement)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAME OF REPORTING PERSON

MARK A. BIRNER, DDS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
388,956

	8	SHARED VOTING POWER
190,067

	9	SOLE DISPOSITIVE POWER
388,956

	10	SHARED DISPOSITIVE POWER
190,067

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
579,023

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
31.1%

14	TYPE OF REPORTING PERSON
IN

1	NAME OF REPORTING PERSON

LEE SCHLESSMAN

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
104,026

	8	SHARED VOTING POWER
474,997

	9	SOLE DISPOSITIVE POWER
104,026

	10	SHARED DISPOSITIVE POWER
474,997

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
579,023

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
31.1%

14	TYPE OF REPORTING PERSON
IN

1	NAME OF REPORTING PERSON

ELIZABETH GENTY

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
86,041

	8	SHARED VOTING POWER
492,982

	9	SOLE DISPOSITIVE POWER
86,041

	10	SHARED DISPOSITIVE POWER
492,982

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
579,023

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
31.1%

14	TYPE OF REPORTING PERSON
IN

This Amendment No. 1 amends the Schedule 13D dated May 18, 2016 (as amended, the “Schedule 13D”) of Mark A. Birner, DDS, an individual (“Dr. Birner”), Lee Schlessman, an individual (“Mr. Schlessman”) and Elizabeth Genty (“Ms. Genty”), each a “Reporting Person” and collectively the “Reporting Persons” in respect of shares of common stock, no par value per share (the “Common Stock”), of Birner Dental Management Services, Inc. (the “Company”) as follows to disclose primarily a letter the Reporting Persons sent to the Issuer on or about May 27, 2016 (unless otherwise indicated, all capitalized terms used but not defined herein have the meaning ascribed to such terms in the Schedule 13D):

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, no par value per share (the “Shares”), of Birner Dental Management Services, Inc. (the “Company”).  The address of the principal executive offices of the Company is 1777 South Harrison Street, Suite 1400, Denver, Colorado 80210.

Item 2.	Identity and Background.

This Schedule 13D is being filed jointly by Mark A. Birner, DDS, an individual (“Dr. Birner”), Lee Schlessman, an individual (“Mr. Schlessman”) and Elizabeth Genty (“Ms. Genty”), each a “Reporting Person” and collectively the “Reporting Persons”. The Reporting Persons are making a single joint filing pursuant to Rule 13d-1(k)(1). Set forth below is information with respect to each Reporting Person.

The Reporting Person have entered into a Joint Filing Agreement dated May 11, 2016 that is more specifically described in Item 6 of this Schedule 13D appearing below (the “Joint Filing Agreement”). As a result, the Reporting Persons may be deemed to form a “group” for purposes of Section 13(d) of the Act and the rules thereunder (the “Group”). Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Dr. Birner’s principal business address is 2325 E. 7th Avenue Parkway, Denver, Colorado 80206.  Dr. Birner is a principal of Birner Dental Strategies.

Mr. Schlessman’s principal business address is 1555 Blake Street, Suite 400, Denver, Colorado 80202.  Mr. Schlessman is retired.

Ms. Genty’s principal address is P.O. Box 9061, Pueblo, Colorado 81008.  Ms. Genty is self-employed.

 No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of the Reporting Persons is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Dr. Birner purchased 388,956 shares of the Company’s common stock for approximately $16,000, purchased with his personal funds over ten years ago.

Mr. Schlessman purchased 104,026 shares of the Company’s common stock for approximately $472,288, purchased with his personal funds over ten years ago.

Ms. Genty acquired 86,041 shares of the Company’s common stock pursuant to a court decree several years ago.

Item 4.	Purpose of Transaction.

All of the Shares were acquired by the Reporting Persons for investment purposes. The Reporting Persons are filing this Schedule 13D with the Securities and Exchange Commission. Other than as set forth in Items 5 and 6 below, the Reporting Persons have no present plans which would result in:

(a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)  A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)  Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)  Any material change in the present capitalization or dividend policy of the Company;

(f)  Any other material change in the Company’s business or corporate structure;

(g)  Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)  Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)  A class of equity securities of the Company becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j)  Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

All of the shares of Common Stock reported herein were acquired for investment purposes, and were originally acquired without the purpose or effect of changing or influencing control of the Company.  The Reporting Persons review on a continuing basis their investment in the Company. Based on such review and depending on the price and availability of the Company's securities, the Reporting Persons may acquire, or cause to be acquired, additional securities of the Company, in the open market or otherwise, dispose of, or cause to be disposed of, securities of the Company, in the open market or otherwise, at any time, or formulate other purposes, plans or proposals regarding the Company or any of its securities, to the extent deemed advisable in light of general investment and policies of the Reporting Persons, the Company s business, financial condition and operating results, general market and industry conditions or other factors.

The Reporting Persons reserve the right from time to time to formulate plans and proposals regarding the Company or any of its securities, and to carry out any of the actions or transactions in connection therewith. The Reporting Persons may in the future acquire additional Common Stock or other securities of the Company in the open market, in privately negotiated purchases or otherwise and may also, depending on the current circumstances, dispose of all or a portion of the Common Stock beneficially owned by them in one or more transactions.

The Reporting Persons, individually or acting together, may in the future exercise any and all of rights they may have as shareholders of the Issuer in a manner consistent with their equity interests in the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position, results of operations and cash flows, Common Stock prices, conditions in the securities markets, whether any offer has been made by a third party to acquire the Issuer or its outstanding shares of Common Stock, the terms and conditions of any offer that is made by a third party to acquire the Issuer or the outstanding shares of Common Stock, general economic and industry conditions and any other factors identified and deemed pertinent by the Reporting Persons, the Reporting Persons, individually or acting together, in the future may take such actions with respect to the Issuer and the shares of Common Stock they or any of them hold as any or all of them deems appropriate, including, without limitation, one or more of the following: (i) engaging in, and continuing to engage in, communications and discussions with, and making recommendations, suggestions and proposals to, management of the Issuer and one or more members of the Board, shareholders of the Issuer and other interested parties, including potential acquirers of the Issuer, including seeking to change control and management of the Issuer, in each case, directly or through representatives, whether by press release, letter or other oral, written or electronic communication, in person or otherwise, regarding (1) the value of the Issuer’s securities and ways to increase shareholder value for the shareholders of the Issuer, (2) the Issuer’s business, management, operational performance, operations, assets, indebtedness and other liabilities (including the terms thereof and the security therefor, if any), cash flows, capitalization, executive compensation, change-in-control agreements, other corporate governance provisions and practices of the Issuer and its management that are to the detriment of shareholders of the Issuer who are not insiders of the Issuer, financial condition, results of operations, financial performance, ownership structure, corporate governance, Board structure and composition, strategy and future plans and suggestions for changes and improvements thereto, (3) liquidation of the Issuer’s assets or one or more properties included in those assets with a distribution of the proceeds of the sale of those assets to the Issuer’s shareholders and (4) such other matters as any or all of the Reporting Persons may determine; (ii) purchasing additional shares of Common Stock, selling shares of Common Stock, engaging in short selling of or any hedging or similar transaction with respect to shares of Common Stock; (iii) soliciting proxies from shareholders of the Issuer for voting at the 2016 Annual Meeting or any other meeting of the shareholders of the Issuer as the Reporting Persons or a Reporting Person may deem appropriate on other items of business to come before the shareholders of the Issuer for a vote at the 2016 Annual Meeting or any other meeting of the shareholders of the Issuer which the Reporting Persons may call in their discretion, as well as voting the shares of Common Stock held by the Reporting Persons and a limited number of other holders of Common Stock within the meaning of Rule 14a-2(b)(2) promulgated under the Securities Exchange Act of 1934, as amended, in such a manner as the Reporting Persons deem advisable; (iv) discussing with one or more interested persons the possibility of making an offer to acquire the Issuer in an extraordinary transaction, including by means of a merger, and the terms of any offer that might be made; (v) seeking to obtain from one or more interested person an offer or offers to acquire the Issuer in an extraordinary transaction, including by means of a merger; (vi) seeking to effect or cause to occur or to have the Issuer engage in or cause to occur with respect to the Issuer one or more of the actions, events and occurrences set forth in paragraphs (a) through (j) of Item 4 of this 13D.

The Reporting Persons sent the following letter to the Company’s Board of Directors on May 9, 2016:

May 9, 2016

Birner Dental Management Services, Inc.
Board of Directors
1777 South Harrison Street, Suite 1400
Denver, Colorado 80210

Gentlemen:

We the undersigned shareholders of Birner Dental Management Services, Inc. (“BDMS” or the “Company”) collectively own 644,626 shares of BDMS’ common stock, representing 34.7% of its outstanding shares. We have beneficially owned this substantial stake in the Company for at least 18 years.

Over the last few years, we have seen BDMS’ business performance deteriorate precipitously. We are also aware of opportunities to recover the considerable losses from our investment, through for example, a transaction to sell BDMS. We strongly encourage BDMS to consider these opportunities seriously, and demand BDMS take proper steps to assure us it will do so. In the event BDMS fails to take meaningful steps in this regard, we shareholders intend to take more significant steps to preserve our investment.

Business Situation

The business situation is dire. The financial results of the Company have declined as EBITDA has fallen significantly and debt has ballooned. As a result, the Company recently had to terminate cash dividends. The BDMS share price responded accordingly, and has fallen to all-time lows. See the attached table from the Company’s recent 10-K. We are aware of the NASDAQ delisting notice issued to BDMS because shareholders’ equity was below the minimum for a listing.

The Company’s 2015 EBITDA margin was 5.8% versus the DSO industry average of 15%, as the DSO industry continues to thrive.

Board of Directors Response

We shareholders are not only disappointed by these operating results, but also frustrated by how the Board of Directors has failed to respond to the situation.

The Board continues to reward management for poor financial performance. This compensation package represents 23% of BDMS 2015 EBITDA, and was nearly three times the amount of companies of comparable size (in the range of $40 to $100 million in annual revenue). During the period from 2007 through 2015, the Company’s annual EBITDA decreased by over 52% yet the salaries to the CEO and CFO increased by over 34%.  In addition, bonuses paid by the Company to executives should be tied to EBITDA and should be consistent with comparable companies. In summary, the Board has paid in the range of three times the comparable compensation average of EBITDA while achieving around one-third of the average EBITDA performance in the industry.

Finally, the Board appears to have largely ignored opportunities to recover the considerable investor losses through a transaction to purchase BDMS. We are aware of at least one serious opportunity in which Blackford Dental Management, LLC approached the Company’s Board with a purchase proposal in the per share price range of $20.50-$23.00 with no financing contingencies, subject to a due diligence review.  This represents a 127%-155% premium above the closing price of BDMS shares of $9.04 on April 20, 2016. We understand that BDMS rejected Blackford Dental’s proposal in a one-line email response from CEO Fred Birner as “inadequate.”

We shareholders find such a credible offer at least worthy of serious consideration, and possibly very attractive. We are dismayed to hear that BDMS dismissed it without engaging in any discussions with Blackford.

Shareholder Response

In light of both the long-term Company performance and recent events, we shareholders demand that BDMS take the following steps:

1) Explain in detail the process for considering the Blackford proposal, including:
•  analysis undertaken;
•  which outside advisors BDMS retained to consider it;
•  the basis for rejecting the proposal; and
•  how the Board was involved in the analysis, and the Board vote on the proposal.

2) Implement immediately a formal process for considering strategic alternatives and thereby improving value, including the Blackford offer and any similar offers:

•  appoint and charter a Special Committee of the Board, consisting only of independent directors, with shareholder input to its specific members, with complete authority to consider the Blackford offer and any similar offers
•  retain independent legal counsel and financial advisors to the Special Committee
•  appoint a shareholder representative as an observer to the Special Committee, including authority to attend all committee meetings, obtain all written analysis, without voting privileges.

3) Present to us management’s case for BDMS remaining independent. Based on the response to Blackford, it appears that the Board and management think they can deliver financial results that merit a near term price of at least $23.00 per share. We request an analysis that shows the strategic, operational, and financial plans that will deliver these results.

Next Steps

We shareholders urge the Board to take seriously our demands. We request a response to this letter from the Board in one week from the date of this letter. We expect that response to include the requested explanation of the process for considering the Blackford proposal, details on the Special Committee, and a presentation of the case for BDMS’ independence.

In the absence of a response from the Board, we shareholders will have no choice but to take appropriate steps preserve our interests.
We look forward to your response.

/s/ Mark A. Birner, DDS
Mark A. Birner, DDS

/s/ Lee Schlessman
Lee Schlessman

/s/ Elizabeth Genty
Elizabeth Genty

On May 12, 2016, the Reporting Persons received a response to the above letter to counsel that indicated the Company wanted to meet with each Reporting Person on the condition that each of them enter into a non-disclosure agreement acceptable to the Board of Directors of the Company and that the same persons would enter into a standstill agreement acceptable to the Company. The proposed agreement was later provided to the Reporting Persons and they have responded to it.

The Reporting Persons sent the following letter to the Company’s Board of Directors on May 27, 2016:

May 27, 2016

Birner Dental Management Services, Inc.
Board of Directors
1777 South Harrison Street, Suite 1400
Denver, Colorado 80210

Gentlemen:

We the undersigned shareholders of Birner Dental Management Services, Inc. (“BDMS” or the “Company”) provide this follow up in our letter to you of May 9, 2016.

We reiterate that over the last few years, the business performance of BDMS has deteriorated precipitously. The poor results from the first quarter of 2016, announced last week, affirm our view. Earlier, we noted that we are aware of opportunities to recover the considerable losses from our investment, through for example, a transaction to sell BDMS. We are now aware of at least two specific opportunities to consider such a transaction.

Earlier we indicated that the Board appears to have ignored opportunities to recover the considerable investor losses through a transaction to purchase BDMS. We highlighted one serious opportunity in which Blackford Dental Management, LLC approached the BDMS Board with a written purchase proposal. We understand that BDMS summarily rejected Blackford’s proposal. We further understand that Blackford has since reconfirmed its interest in writing, proposed an anticipated share price, and set forth other reasonable terms for a transaction.

In addition, we are aware of at least one other recent written proposal from another industry participant that was rejected by BDMS without any substantive discussions. We understand the proposal carried a significant premium to the then-current share price and to its historical EBITDA multiple.

We find these credible offers worthy of at least serious consideration, and possibly very attractive to all of the BDMS shareholders. These offers affirm that despite significant value deterioration and apparent Board indifference to these offers, BDMS would still have substantial value in a transaction.

We revise and update our May 9, 2016 letter, as follows:

1) Identify all inquiries, proposals, or other opportunities BDMS has received from potential acquirers or counterparties, including the party, date of proposal, and financial terms proposed.

2) Explain in detail the process for considering all proposals, including:

•	analysis undertaken;
•	which outside advisors BDMS retained to consider each proposal;
•	the basis for rejecting each proposal; and
•	how the Board was involved in the analysis, and the Board vote on each proposal.

3) Implement immediately a formal process for considering strategic alternatives for BDMS and thereby improving value, including the two known written proposals and any similar offers:

•
appoint and charter a Special Committee of the Board, consisting only of independent directors, with shareholder input to its specific members, with complete authority to consider the two known offers and any similar offers;

•	retain independent legal counsel and financial advisors to the Special Committee; and
•	appoint a shareholder representative as an observer to the Special Committee, including authority to attend all committee meetings, obtain all written analysis, without voting privileges.

4) Present to investors management’s case for BDMS remaining independent. Based on the response to the two known proposals, it appears that the Board and management think they can deliver financial results that merit a near-term price of at least $23.00 per share. We request an analysis that shows the strategic, operational, and financial plans that will deliver these results.

Next Steps

We urge the Board to take seriously our demands. We request a response to this letter from the Board in one week from the date of this letter. We expect that response to include the requested list of proposals, explanation of the process for considering the proposals, details on the Special Committee, and a presentation of the case for BDMS’ independence.

In the absence of a response from the Board, we shareholders will have no choice but to take appropriate steps preserve our interests.

We look forward to your response.

/s/ Mark A. Birner, DDS
Mark A. Birner, DDS

/s/ Lee Schlessman
Lee Schlessman

/s/ Elizabeth Genty
Elizabeth Genty

Joint Filing Agreement.

The Reporting Persons have entered into a joint filing agreement dated May 11, 2016, with respect to the filing of this Schedule 13D with the Securities and Exchange Commission, which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Interests in Securities of the Issuer

Mark A. Birner is the beneficial owner of 388,956 shares of Common Stock (which are referred to herein as the “Reported Shares”), representing approximately 20.9% of the shares of Common Stock outstanding, based on 1,860,261 shares of Common Stock outstanding as of April 18, 2016, as reported in the Company’s Schedule 14A Proxy Statement dated April 29, 2016. He may be deemed to have shared beneficial ownership of 190,067 shares held of record by Mr. Schlessman and Ms. Genty, or 10.2% of the Common Stock outstanding. He disclaims beneficial ownership of those shares.

Lee Schlessman is the beneficial owner of 104,026 shares of Common Stock through two trusts of which he is a trustee and direct beneficiary or indirect beneficiary (which are referred to herein as the “Reported Shares”), representing approximately 5.6% of the shares of Common Stock outstanding, based on 1,860,261 shares of Common Stock outstanding as of April 18, 2016, as reported in the Company’s Schedule 14A Proxy Statement dated April 29, 2016. He may be deemed to have shared beneficial ownership of 474,997 shares held of record by Dr. Birner and Ms. Genty, or 26.5% of the Common Stock outstanding. He disclaims beneficial ownership of those shares.

Elizabeth Genty is the sole beneficial owner of 86,041 shares of Common Stock (which are referred to herein as the “Reported Shares”), representing approximately 4.6% of the shares of Common Stock outstanding, based on 1,860,261 shares of Common Stock outstanding as of April 18, 2016, as reported in the Company’s Schedule 14A Proxy Statement dated April 29, 2016. She may be deemed to have shared beneficial ownership of 492,982 shares held of record by Mr. Schlessman and Dr. Birner, or 26.5% of the Common Stock outstanding. She disclaims beneficial ownership of those shares.

The Reporting Persons collectively may be deemed to beneficially own an aggregate of 579,023 shares of Common Stock (which are referred to herein as the “Reported Shares”), constituting approximately 31.1 % of the shares of Common Stock outstanding, based on 1,860,261 shares of Common Stock outstanding as of April 18, 2016, as reported in the Company’s Schedule 14A Proxy Statement dated April 29, 2016.

Except as otherwise disclosed in this Schedule 13D, none of the Reporting Persons has engaged in any transaction in shares of Common Stock during the past sixty days.

None of the Reporting Persons has knowledge of any person who has the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of the Reported Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On May 11, 2016, the Reporting Persons entered into the Joint Filing Agreement which governs, among other matters, the joint filing of Schedule 13D for such parties in connection with seeking the solicitation of proxies from shareholders of the Issuer and the coordination and oversight of communications by one or more of the Reporting Persons with the Issuer and other persons relating to that goal. A copy of the Joint Filing Agreement is furnished herewith as Exhibit 99.1 and incorporated by reference in this Item 6.

Item 7.	Material to be Filed as Exhibits.

99.1     Joint Filing Agreement by and between Mark A. Birner, Lee Schlessman and Elizabeth Genty

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Mark A. Birner, DDS and his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, to sign in any and all capacities any and all amendments to this Statement on Schedule 13D and to file these amendments and all exhibits to them with the Securities and Exchange Commission, granting to such attorney-in-fact and agents, and each of them, full power and authority to do all other acts and execute all other documents that they, or any of them, deem necessary or desirable in connection with the foregoing, as fully as the undersigned might or could do in person.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   June 2, 2016

/s/ Mark A. Birner, DDS
Mark A. Birner, DDS

/s/ Lee Schlessman
Lee Schlessman

/s/ Elizabeth Genty
Elizabeth Genty